Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

Group Secretariat

08002651

RECEIVED
2008 MAY 19 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9th May 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification which we have sent to the Financial Services Authority in the United Kingdom on 8th May 2008 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
MAY 21 2008
THOMSON REUTERS

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dw 5/20

[Cng/AGM/2008/others/1]

Regulatory Announcement

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Result of AGM
Released	13:58 08-May-08
Number	9964T

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

RESULT OF AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 11th April 2008 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Jardine Matheson Holdings Limited

Date of notification – 8th May 2008

www.jardines.com

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Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

The following announcement was issued today to a Regulatory Information Service approved by the Financial Services Authority in the United Kingdom.

Jardine Matheson Holdings Limited
Interim Management Statement

8th May 2008 – Jardine Matheson Holdings Limited has today issued an Interim Management Statement covering the period from 1st January to 7th May 2008 in accordance with the requirements of the Disclosure and Transparency Rules issued by the Financial Services Authority of the United Kingdom.

During the period under review, Jardine Pacific's businesses continued to perform well and Jardine Motors is having a satisfactory start to 2008, particularly in mainland China. Jardine Lloyd Thompson is making good progress against the background of competitive trading conditions.

Hongkong Land's commercial property markets in Hong Kong and Singapore have remained robust, while Dairy Farm's operations are trading strongly. Mandarin Oriental's hotels have experienced some reduction in occupancy, which has been offset by increased rates, and certain of its development projects may be subject to delays in the current environment. Jardine Cycle & Carriage has begun the year on a positive note with Astra reporting a good increase in first quarter earnings.

Overall the Group has shown a promising start to 2008, but may face a more uncertain economic environment as the year unfolds.

Jardine Matheson is a diversified business group focused principally on Asia. Its interests include Jardine Pacific, Jardine Motors, Jardine Lloyd Thompson, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Astra International. These companies are leaders in the fields of engineering and construction, transport services, insurance broking, property investment and development, retailing, restaurants, luxury hotels, motor vehicles and related activities, financial services, heavy equipment, mining and agribusiness.

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Nick Bradbury (852) 2501 7910

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.

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